Exhibit 99.1

Ming Shing Group Holdings Limited Announces Receipt of Nasdaq Notice Regarding Minimum Stockholders’ Equity Requirement

Hong Kong, August 18, 2026 – Ming Shing Group Holdings Limited (the “Company” or “Ming Shing”) (NASDAQ: PMA), a Hong Kong-based company mainly engaged in wet trades works whose mission it is to become the leading wet trades works service provider in Hong Kong, announces it has received a letter from the Listing Qualification Department of the Nasdaq Stock Market LLC (“Nasdaq”) on August 17, 2026 indicating that, based upon the Company’s Form 20-F filed on August 17, 2026, the Company reported net loss and total comprehensive loss of US$5,763,745 and US$5,730,751 for the fiscal years ended March 31, 2026, 2025, respectively. The Company does not meet the alternatives of US$2.5 million in stockholders’ equity or US$35 million market value of listed securities and as such, the Company no longer complies with any alternatives under Nasdaq Listing Rule 5550(b). The Company has 45 calendar days, or until October 1, 2026, to submit a plan to Nasdaq to regain compliance. If Nasdaq accepts the Company’s plan, Nasdaq may grant an extension of up to 180 calendar days from August 17, 2026 to evidence compliance. The notification has no immediate effect on the listing of the Company’s shares on The Nasdaq Capital Market. The Company intends to submit a compliance plan within the prescribed timeframe and is evaluating various alternatives to regain compliance with the applicable listing requirements.

About Ming Shing Group Holdings Limited

Ming Shing Group Holdings Limited is a Hong Kong-based company mainly engaged in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works and marble works. The Company conducts its wet trades works business through its two wholly-owned Hong Kong operating subsidiaries, MS (HK) Engineering Limited and MS Engineering Co. Limited. MS (HK) Engineering Limited is a registered subcontractor and a registered specialist trade contractor under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council and undertakes both private and public sector projects, while MS Engineering Co. Limited mainly focuses on private sector projects. The Company also conducts graphene thermal management technology activities through its subsidiary, PMA Nano Carbon Technology Pte. Ltd. For more information, please visit the Company’s website: https://ir.ms100.com.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Ming Shing Group Holdings Limited

Investor Relations Department

Email: ir@ms100.com.hk